Filed Pursuant to Rule 424(b)(3)

Registration No. 333-150655

PROSPECTUS SUPPLEMENT

(to prospectus dated September 12, 2011 and the prospectus supplements dated October 6, 2011, October 14, 2011, December 9, 2011, December 19, 2011, January 10, 2012, January 13, 2012, March 28, 2012 and April 6, 2012)

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated September 12, 2011 and the prospectus supplements dated October 6, 2011, October 14, 2011, December 9, 2011, December 19, 2011, January 10, 2012, January 13, 2012, March 28, 2012 and April 6, 2012.

See the “Risk Factors” section beginning on page 5 of the prospectus and the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the SEC on January 13, 2012, for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is April 11, 2012.

THIRD QUARTER OF FISCAL YEAR 2012 FINANCIAL RESULTS

•	Net sales increased 5% worldwide to $709 million

•	Large joint reconstructive sales increased 5% worldwide and increased 6% in the U.S.

•	Sports medicine sales increased 22% worldwide, with 18% U.S. growth

•	Extremity sales grew 18% worldwide, with a 21% increase in the U.S.

•	Operating cash flow of $158 million

•	Binding offer to acquire DePuy trauma business for $280 million

Third Quarter Financial Results

Net sales increased 5% during the third quarter of fiscal year 2012 to $708.9 million, compared to net sales of $678.0 million during the third quarter of fiscal year 2011. Compared to the prior year period, changes in foreign currency exchange rates had a negligible effect on consolidated sales growth rates. U.S. net sales increased 5% to $432.8 million during the third quarter, while Europe net sales increased 2% to $176.7 million and International (primarily Canada, South America, Mexico and the Pacific Rim) net sales increased 7% to $99.4 million.

Reported operating income during the third quarter of fiscal year 2012 was $108.1 million, compared to operating income of $94.9 million during the third quarter of fiscal year 2011.

Reported net loss during the third quarter of fiscal year 2012 was $16.5 million, compared to a net loss of $11.6 million during the third quarter of fiscal year 2011.

Interest expense during the third quarter totaled $117.2 million, compared to $124.0 million during the third quarter of fiscal year 2011, principally due to lower average interest rates on our term loans.

Reported cash flow from operations during the third quarter totaled $157.5 million, compared to $151.8 million for the third quarter of fiscal year 2011.

Reported gross debt was $5.920 billion.

The following table provides third quarter net sales performance by product category:

	Third Quarter Net Sales Performance
	Worldwide Reported Quarter 3 - FY 2012	Worldwide Reported Growth %	United States Growth %
Large Joint Reconstructive	$422.7	5%	6%
Knees		4%	4%
Hips		6%	7%
Bone Cement and Other		6%	8%
Sports, Extremities, Trauma (S.E.T.)	92.7	16%	15%
Sports Medicine		22%	18%
Extremities		18%	21%
Trauma		1%	(6)%
Spine & Bone Healing	76.5	(5)%	(5)%
Spine		(3)%	(3)%
Bone Healing		(10)%	(10)%
Dental	65.6	(2)%	12%
Other	51.4	8%	—%

Net Sales	$708.9	5%	5%

Large Joint Reconstructive sales grew 5% worldwide to $422.7 million and increased 6% in the U.S. during the third quarter of fiscal year 2012 compared to the third quarter of fiscal year 2011. Knee sales increased 4% worldwide and in the U.S. during the third quarter. Hip sales increased 6% worldwide during the third quarter and grew 7% in the U.S.

Sports, Extremities and Trauma (S.E.T.) sales increased 16% worldwide to $92.7 million during the third quarter and increased 15% in the U.S. Sports medicine sales grew 22% worldwide and increased 18% in the U.S. Extremity sales increased 18% worldwide during the quarter, with U.S. growth of 21%. Trauma sales increased 1% worldwide during the quarter and decreased 6% in the U.S.

During the third quarter, Spine and Bone Healing (non-invasive trauma stimulation and bracing) sales decreased 5% worldwide to $76.5 million, and decreased 5% in the U.S.

Worldwide Dental sales decreased 2% to $65.6 million and increased 12% in the U.S. during the third quarter.

Sales of Other products increased 8% worldwide to $51.4 million, and were flat in the U.S. during the quarter.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses large joint reconstructive products, including orthopedic joint replacement devices, and bone cements and accessories; sports medicine, extremities and trauma products, including internal and external orthopedic fixation devices; spine and bone healing products, including spine hardware, spinal stimulation devices, and orthobiologics, as well as electrical bone growth stimulators and softgoods and bracing; dental reconstructive products; and other products, including microfixation products and autologous therapies. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements as of and for the three months and nine months ended February 29, 2012 and February 28, 2011 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles (“GAAP”) in the United States and reflects purchase accounting adjustments related to the Merger referenced below.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation. Such reclassifications were limited to net sales information by product and geographic categories. The current presentation aligns with how the Company presently reports sales and markets its products.

The Merger

Biomet, Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., which we refer to in this press release as the “Merger”, on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Capital.

Biomet, Inc.

Product Net Sales

Three Month Period Ended February 29, 2012 and February 28, 2011

(in millions, except percentages, unaudited)

	Three Months Ended February 29, 2012	Three Months Ended February 28, 2011	Reported Growth %
Large Joint Reconstructive	$422.7	$402.6	5%
Sports, Extremities, Trauma (S.E.T.)	92.7	80.2	16%
Spine & Bone Healing	76.5	80.6	(5)%
Dental	65.6	67.2	(2)%
Other	51.4	47.4	8%

Net Sales	$708.9	$678.0	5%

Biomet, Inc.

Product Net Sales

Nine Month Period Ended February 29, 2012 and February 28, 2011

(in millions, except percentages, unaudited)

	Nine Months Ended February 29, 2012	Nine Months Ended February 28, 2011	Reported Growth %
Large Joint Reconstructive	$1,259.2	$1,205.1	4%
Sports, Extremities, Trauma (S.E.T.)	258.2	228.0	13%
Spine & Bone Healing	230.1	247.2	(7)%
Dental	198.5	195.5	2%
Other	152.6	141.2	8%

Net Sales	$2,098.6	$2,017.0	4%

Biomet, Inc.

Geographic Net Sales

Three Month Period Ended February 29, 2012 and February 28, 2011

(in millions, except percentages, unaudited)

	Three Months Ended February 29, 2012	Three Months Ended February 28, 2011	Reported Growth %
Geographic Sales:
United States	$432.8	$412.3	5%
Europe	176.7	173.0	2%
International	99.4	92.7	7%

Net Sales	$708.9	$678.0	5%

Biomet, Inc.

Geographic Net Sales

Nine Month Period Ended February 29, 2012 and February 28, 2011

(in millions, except percentages, unaudited)

	Nine Months Ended February 29, 2012	Nine Months Ended February 28, 2011	Reported Growth %
Geographic Sales:
United States	$1,273.8	$1,247.6	2%
Europe	520.3	499.0	4%
International	304.5	270.4	13%

Net Sales	$2,098.6	$2,017.0	4%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, except percentages, unaudited)

	Three Months Ended February 29, 2012	Three Months Ended February 28, 2011
Net sales	$708.9	$678.0
Cost of sales	219.7	208.1

Gross profit	489.2	469.9
Gross profit percentage	69.0%	69.3%

Selling, general and administrative expense	268.4	252.9
Research and development expense	30.1	28.8
Amortization	82.6	93.3

Operating income	108.1	94.9
Percentage of Net Sales	15.2%	14.0%

Interest expense	117.2	124.0
Other (income) expense	(2.8)	(3.0)

Loss before income taxes	(6.3)	(26.1)

Provision (benefit) from income taxes	10.2	(14.5)

Tax rate	-161.9%	55.6%

Net loss	$(16.5)	$(11.6)

Percentage of Net Sales	-2.3%	-1.7%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, except percentages, unaudited)

	Nine Months Ended February 29, 2012	Nine Months Ended February 28, 2011
Net sales	$2,098.6	$2,017.0
Cost of sales	669.9	609.6

Gross profit	1,428.7	1,407.4
Gross profit percentage	68.1%	69.8%

Selling, general and administrative expense	800.9	765.4
Research and development expense	93.2	88.3
Amortization	250.0	283.3

Operating income	284.6	270.4
Percentage of Net Sales	13.6%	13.4%

Interest expense	363.4	373.7
Other (income) expense	9.3	(8.7)

Loss before income taxes	(88.1)	(94.6)

Benefit from income taxes	(18.4)	(57.6)

Tax rate	20.9%	60.9%

Net loss	$(69.7)	$(37.0)

Percentage of Net Sales	-3.3%	-1.8%

Biomet, Inc.

Condensed Consolidated Balance Sheets

(in millions, unaudited)

	(Preliminary) February 29, 2012	May 31, 2011
Assets
Cash and cash equivalents	$496.0	$327.8
Accounts receivable, net	507.4	480.1
Income tax receivable	3.1	5.4
Short-term investments	3.8	41.4
Inventories	555.8	582.5
Current deferred income taxes	72.3	71.5
Prepaid expenses and other	111.4	109.7
Property, plant and equipment, net	598.9	638.4
Intangible assets, net	4,275.0	4,534.4
Goodwill	4,445.4	4,470.1
Other assets	69.5	95.7

Total Assets	$11,138.6	$11,357.0

Liabilities and Shareholder’s Equity
Current liabilities, excluding debt	$530.2	$502.0
Current portion of long-term debt	36.6	37.4
Long-term debt, net of current portion	5,883.5	5,982.9
Deferred income taxes, long-term	1,370.4	1,487.6
Other long-term liabilities	206.8	172.0
Shareholder’s equity	3,111.1	3,175.1

Total Liabilities and Shareholder’s Equity	$11,138.6	$11,357.0

Biomet, Inc.

Consolidated Statement of Cash Flows

(in millions, unaudited)

Fiscal 2012
(Preliminary)
Nine Months Ended February 29, 2012
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net loss	$(69.7)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	388.0
Amortization of deferred financing costs	8.3
Stock-based compensation expense	12.2
Recovery of doubtful accounts receivable	(2.6)
Realized gain on investments	(1.9)
Loss on impairment of investments	19.3
Property, plant and equipment impairment charge	0.4
Provision for inventory obsolescence	9.5
Deferred income taxes	(120.7)
Other	(2.0)
Changes in operating assets and liabilities:
Accounts receivable	(38.4)
Inventories	0.1
Prepaid expenses	(1.2)
Accounts payable	(4.2)
Income taxes	19.1
Accrued interest	61.7
Accrued expenses and other	13.4

Net cash provided by operating activities	291.3

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	42.0
Purchases of investments	(0.3)
Proceeds from sale of property and equipment	13.7
Capital expenditures	(122.7)
Acquisitions, net of cash acquired	(14.4)

Net cash used in investing activities	(81.7)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Payments under European facilties	(1.1)
Payments under senior secured credit facilities	(26.6)
Equity:
Repurchase of LVB Acquisition, Inc. shares	(1.2)

Net cash used in financing activities	(28.9)
Effect of exchange rate changes on cash	(12.5)

Increase (decrease) in cash and cash equivalents	168.2
Cash and cash equivalents, beginning of period	327.8

Cash and cash equivalents, end of period	$496.0

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$294.0

Income taxes	$76.9

Biomet, Inc.

Consolidated Statement of Cash Flows

(in millions, unaudited)

Fiscal 2011
Nine Months Ended February 28, 2011
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net loss	$(37.0)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	417.5
Amortization of deferred financing costs	8.4
Stock-based compensation expense	14.6
Recovery of doubtful accounts receivable	(3.9)
Gain on sale of investments	(4.9)
Provision for inventory obsolescence	11.8
Deferred income taxes	(98.4)
Other	(10.3)
Changes in operating assets and liabilities:
Accounts receivable	11.7
Inventories	(65.0)
Prepaid expenses	(8.4)
Accounts payable	(7.2)
Income taxes	14.0
Accrued interest	61.1
Accrued expenses and other	(0.8)

Net cash provided by operating activities	303.2

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	14.6
Purchases of investments	(44.3)
Proceeds from sale of property and equipment	6.1
Capital expenditures	(133.9)
Acquisitions, net of cash acquired	(18.3)

Net cash used in investing activities	(175.8)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Proceeds under European facilities	0.2
Payments under European facilities	(1.5)
Payments under senior secured credit facilities	(25.9)
Repurchases of senior notes	(11.2)
Equity:
Repurchase of LVB Acquisition, Inc. shares	(1.2)

Net cash used in financing activities	(39.6)
Effect of exchange rate changes on cash	10.8

Increase (decrease) in cash and cash equivalents	98.6
Cash and cash equivalents, beginning of period	189.1

Cash and cash equivalents, end of period	$287.7

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$304.4

Income taxes	$28.2